

02036545

5/16/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 16, 2002



ASM INTERNATIONAL N.V.
(Translation of registrant's name into English)

Jan van Eycklaan 10
3723 BC Bilthoven
The Netherlands
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

QBPHX\130431.30305\1644646.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASM INTERNATIONAL N.V.



Date: May 15, 2002

By: Arthur H. del Prado

The Company recently mailed to its shareholders the attached 2002 First Quarter Report, which is attached hereto.

The Process of Innovation


ASM International

Letter to Shareholders

ASM International N.V. reports the operating results for the first quarter of 2002. The net loss for the first quarter amounted to € (12.2) million, or € (0.25) diluted net loss per share compared to net earnings of € 18.5 million or € 0.37 diluted net earnings per share for the first quarter of 2001.

Net sales

Net sales amounted to € 100.6 million for the first quarter of 2002, a decline of 49.9% compared to net sales for the first quarter of 2001 and 4.5% below the sales level of the fourth quarter of 2001.

Operations

The *gross profit margin* amounted to 33.0% of net sales, 8.7 percentage points below the gross profit margin of 41.7% of net sales in the first quarter of 2001, and 4.0 percentage points below the 37.0% gross profit margin realized in the fourth quarter of 2001. The lower margin is primarily the result of fixed manufacturing costs in relation to the low sales volumes, resulting in under-utilization of the manufacturing capacity. Secondly the mix of products sold in the first quarter of 2002 with lower margins for new technology sales did have a negative impact.

Selling, general and administrative expenses decreased 29.2% from € 31.6 million in the first quarter of 2001 to € 22.4 million in the first quarter of 2002, and decreased 13.8% from the € 26.0 million level in the fourth quarter of 2001. As a percentage of net sales, selling, general and administrative expenses were 22.3% in the first quarter of 2002, compared to 15.8% in the first quarter of 2001.

Research and development expenses increased from € 19.0 million or 9.4% of net sales in the first quarter of 2001 to € 20.5 million or 20.4% of net sales in the first quarter of 2002, which was slightly below the € 21.0 in research and development expenses in the fourth quarter of 2001.

Amortization of goodwill. As of January 1, 2002 the company adopted SFAS 142 "Goodwill and Other Intangible Assets". This new accounting standard requires that goodwill not be amortized, but rather be tested at least annually for impairment. Consequently, the company stopped amortizing goodwill as of January 1, 2002. The company did not record an impairment loss upon adoption of SFAS 142. Amortization of goodwill in the first quarter of 2001 amounted to € 1.8 million.

Earnings (loss) from operations amounted to € (9.8) million for the first quarter of 2002 compared to earnings from operations of € 33.1 million for the same period in 2001.

Bookings and backlog

New orders received in the first quarter of 2002 amounted to € 108.2 million, 15.8% higher than the € 93.4 million level of new orders received in the fourth quarter of 2001. The backlog at the end of March 2002 amounted to € 140.2 million, an increase of 5.7% compared to € 132.6 million at the end of December 31, 2001. The book-to-bill ratio for the first quarter of 2002 was 1.08 compared to 0.89 in the fourth quarter of 2001, and above 1.0 for the first time since the third quarter of 2000.

Outlook

Over the past few months, ASMI has witnessed improved sentiment in the industry and among its customers for a semiconductor market rebound and the subsequent higher demand for capital equipment. However the pace in which this recovery will take place is still uncertain.

The company believes, that for the upturn in the industry it is well positioned in the Front-end segment of the semiconductor equipment market due to its strategies in 300mm, low-k, high-k, SiGe and copper, and in the Back-end segment due to its established position as a leading supplier of a full spectrum of innovative products.

ASMI also strongly believes that its firm commitment to research and development, its readiness in new technologies, design-in wins at top-tier customers as well as recent strategic partnerships provide the Company with a broad basis for substantial long-term market share gains.

Based on the increasing level of orders booked and customer requests for production slots in the second half of this year, ASMI believes firm purchase orders will continue to increase over the next few months.

While ASMI expects higher order activity in the near term, the company anticipates for the second quarter of 2002 sales and net losses at comparable or slightly improved levels when compared to the first quarter of this year.



Arthur H. del Prado
President and Chief Executive Officer

Bilthoven,
April 22, 2002

Auditors : Deloitte & Touche, Accountants.

Stock : Traded on the NASDAQ National Market System under the symbol 'ASMI' and on the Euronext Amsterdam Stock Exchange under the symbol 'ASM'.

Transfer Agents : Citibank, New York, NY, U.S.A.
ABN AMRO Bank, Breda, the Netherlands.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to terrorist activity, armed conflict or political instability and other risks indicated in the company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the company's report on Form 20-F for the year ended December 31, 2001.

Consolidated Statements of Operations

(thousands, except per share data)		In Euro
	Three months ended March 31,	
	2001	2002
	(unaudited)	**(unaudited)**
Net sales	200,621	**100,571**
Cost of sales	(116,902)	**(67,419)**
Gross profit	83,719	**33,152**
Operating expenses:		
Selling, general and administrative	(31,645)	**(22,403)**
Research and development	(18,956)	**(20,549)**
Amortization of goodwill	(1,831)	**-**
Total operating expenses	(52,432)	**(42,952)**
Earnings (loss) from operations	31,287	**(9,800)**
Net interest and other financial income (expenses)	1,196	**(2,319)**
Earnings (loss) before income taxes and minority interest	32,483	**(12,119)**
Income taxes	(5,528)	**993**
Earnings (loss) before minority interest	26,955	**(11,126)**
Minority interest	(8,425)	**(1,044)**
Net earnings (loss)	18,530	**(12,170)**
Net earnings (loss) per share:		
Basic	0,38	**(0,25)**
Diluted [1]	0,37	**(0,25)**
Weighted average number of shares used in computing per share amounts (in thousands):		
Basic	48,836	**49,097**
Diluted [1]	49,900	**49,097**

(1) The calculation of diluted net earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the company. Only instruments that have a dilutive effect on net earnings (loss) are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings (loss) due to the related impact on interest expense. The calculation is done for each reporting period individually. Due to the loss reported in the three months ended March 31, 2002, the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings (loss) for that period.

At March 31, 2002: 1 Euro = 0.8724 US$.

All figures are based on US GAAP.

Accounting principles applied are unchanged compared to the year 2001, except for the accounting of goodwill. As of January 1, 2002 the company adopted SFAS 142 "Goodwill and Other Intangible Assets", which requires that goodwill not be amortized, but rather be tested at least annually for impairment. The company did not record an impairment loss upon adoption of SFAS 142 as of January 1, 2002.

Consolidated Balance Sheets

(thousands, except per share data)		In Euro
	December 31,	March 31,
Assets	2001	**2002**
		(unaudited)
Cash and cash equivalents	107,577	**96,347**
Marketable securities	5	**5**
Accounts receivable, net	136,615	**117,772**
Inventories, net	206,027	**210,783**
Income taxes receivable	4,103	**5,163**
Other current assets	21,110	**22,289**
Total current assets	475,437	**452,359**
Property, plant and equipment, net	191,081	**187,390**
Goodwill, net	64,306	**64,762**
Other assets	26,241	**25,903**
Total assets	757,065	**730,414**

Liabilities and Shareholders' Equity		
Notes payable to banks	16,231	**14,479**
Accounts payable	61,737	**55,511**
Accrued expenses	85,794	**78,739**
Advance payments from customers	6,309	**6,155**
Deferred revenue	11,562	**8,354**
Income taxes payable	4,227	**3,472**
Current portion of long-term debt	2,179	**1,566**
Total current liabilities	188,039	**168,276**
Deferred income taxes	1,977	**1,943**
Long-term debt	11,720	**11,292**
Convertible subordinated debt	130,728	**131,825**
Total Liabilities	332,464	**313,336**
Minority interest in subsidiary	103,691	**105,713**
Shareholders' Equity:		
Common shares		
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 49,070,296 and 49,115,406 shares	1,963	**1,965**
Financing preferred shares, issued none	-	**-**
Preferred shares, issued none	-	**-**
Capital in excess of par value	252,892	**253,250**
Retained earnings	64,916	**52,746**
Accumulated other comprehensive income	1,139	**3,404**
Total Shareholders' Equity	320,910	**311,365**
Total Liabilities and Shareholders' Equity	757,065	**730,414**

Consolidated Statements of Comprehensive Income (Loss)

(thousands, except per share data)		In Euro
	Three months ended March 31,	
	2001	2002
	(unaudited)	(unaudited)
Net earnings (loss)	18,530	(12,170)
Other comprehensive income:		
Exchange rate changes for the period	9,367	2,252
Unrealized gains (losses) on derivative instruments	(2,142)	13
Total other comprehensive income	7,225	2,265
Comprehensive income (loss)	25,755	(9,905)

Consolidated Statements of Shareholders' Equity

(thousands, except for number of common shares)						In Euro
	Number of common shares	Common shares	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholders' Equity
Balance December 31, 2000	48,797,346	221	252,784	58,818	(3,501)	308,322
Issuance of common shares:						
For stock options	44,668	1	108	-	-	109
Net earnings	-	-	-	18,530	-	18,530
Other comprehensive income	-	-	-	-	7,225	7,225
Balance March 31, 2001 (unaudited)	48,842,014	222	252,892	77,348	3,724	334,186
Balance December 31, 2001	49,070,296	1,963	252,892	64,916	1,139	320,910
Issuance of common shares:						
For stock options	45,110	2	358			360
Net earnings (loss)				(12,170)		(12,170)
Other comprehensive income					2,265	2,265
Balance March 31, 2002 (unaudited)	49,115,406	1,965	253,250	52,746	3,404	311,365

Consolidated Statements of Cash Flows

(thousands)		In Euro
	Three months ended March 31,	
	2001	**2002**
	(unaudited)	**(unaudited)**
Cash flows from operating activities:		
Net earnings (loss)	18,530	**(12,170)**
Depreciation and amortization	9,898	**10,382**
Amortization of debt issuance costs	-	**389**
Deferred income taxes	(211)	**(49)**
Minority interest	8,425	**1,044**
Changes in other assets and liabilities	(10,651)	**(4,479)**
Net cash provided by (used in) operating activities	25,991	**(4,883)**
Cash flows from investing activities:		
Net capital expenditures	(22,259)	**(5,143)**
Net cash (used in) investing activities	(22,259)	**(5,143)**
Cash flows from financing activities:		
Notes payable to banks, net	21,882	**(1,873)**
Proceeds from issuance of shares	109	**360**
Proceeds from long-term debt and subordinated debt	1,511	**501**
Repayments of long-term debt and subordinated debt	(12,510)	**(1,590)**
Net cash provided by (used in) financing activities	10,992	**(2,602)**
Exchange rate effects	5,199	**1,398**
Net increase (decrease) in cash and cash equivalents	19,923	**(11,230)**



ASM® International

The Process of Innovation™

ASM International N.V.
Jan van Eycklaan 10
3723 BC Bilthoven
The Netherlands